(212) 701-3295

July 12, 2006

Re: XL Capital Ltd Form 10-K for the fiscal year ended December 31, 2005

Dear Messrs. Rosenberg and Young and Ms. Ino:

On behalf of and as counsel for XL Capital Ltd (“XL” or the “Company”), we are responding to your letter, dated June 19, 2006 (the “Comment Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 001-10804), filed with the Commission on March 7, 2006 (the “Form 10-K”).

For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

The responses set forth below are based upon the information and representations of XL Capital provided to us. Unless the context clearly indicates otherwise, all references to “we” or “us” throughout the responses below refer to XL Capital.

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Form 10-K for the fiscal year ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Results of Operations, page 55

2. Losses related to the results of the independent actuarial process with …. page 57

1.
Please provide the following, in disclosure-type, format, to explain the reasons for the difference between your estimates of the Seasoned Net Reserve Amount and the Net Premium Receivable Amount and the amounts determined by the Independent Actuary and WSIC:

a.
Identify and describe, in reasonable specificity, the nature and extent of: (1) new events that occurred or (2) additional experience/information obtained since the last reporting date that led to the change in estimates.

b.	Ensure your disclosure clarifies the timing of the change in estimate, such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

In response to the Staff’s comment the Company will include disclosure in its Form 10-Q for the quarter ended June 30, 2006 substantially to the effect set forth below:

Under the terms of the Sale and Purchase Agreement (the “SPA”), as amended, between XL Insurance (Bermuda) Ltd and Winterthur Swiss Insurance Company (“WSIC”), WSIC provided the Company with post-closing protection determined as of June 30, 2004 with respect to, among other things, adverse development of reserves and premium on certain Winterthur International Insurance business. This protection was based upon net loss experience and development over a three-year, post-closing seasoning period based on actual loss development experience, collectible reinsurance and certain other factors set forth in the SPA. The SPA included a process for determining the amount due from WSIC by an independent actuarial process whereby the Independent Actuary developed a value of the seasoned net reserves. The actual final seasoned net reserves amount was the submission that was closest to the number developed by the Independent Actuary.

As the Company and WSIC were unable to come to an agreement, the Company submitted to WSIC notice to trigger the independent actuarial process as contemplated by the SPA. On February 3, 2005, both the Company and WSIC made submissions for the independent actuarial process. There were two separate numbers submitted - that for the Seasoned Net Reserves Amount (“SNRA”) and that for the Net Premium Receivable Amount (“NPRA”). Subsequent to this date neither party had the opportunity to submit revised figures to the Independent Actuary.

On November 23, 2005 the Company received the draft report from the Independent Actuary in connection with the Company’s post-closing protection. The final report was received on December 6, 2005. The Independent Actuary’s report concluded that WSIC submitted SNRA and NPRA were closest to the Independent Actuary’s determinations of SNRA and NPRA. These determinations resulted in the Company receiving a net lump sum payment in the amount of approximately $575.0 million (including interest receivable) from WSIC. As the Company had recorded $1.4 billion in unpaid losses and loss expenses recoverable related to this protection, a loss of approximately $834.2 million was recorded in the fourth quarter of 2005.

As noted above the independent actuarial process followed a “baseball-type” arbitration whereby there were only two possible outcomes, not a range of outcomes. The nature of the process was that the final SNRA was either the SNRA submitted by the Company or the SNRA submitted by WSIC. Accordingly, until the receipt of the Independent Actuary’s report in the fourth quarter of 2005, the Company’s best estimate was the SNRA it had submitted, as it could only ever have been either that number or the number that WSIC submitted.

For financial statement purposes, at each reporting period end subsequent to the SNRA and NPRA submissions being made in February of 2005, the Company assessed the two possible outcomes regarding the SNRA and after considering any new or changed information arising from the process, determined whether it continued to be probable that the Company’s SNRA would become the final SNRA as a result of the Independent Actuarial process. If at any time during the process management had concluded, based on the then current information, that the Independent Actuary would calculate an SNRA closer to WSIC’s SNRA submission, then a loss amounting to the entire difference between the two values would have been recorded. Management did not conclude that this was appropriate at any time prior to the receipt of the Independent Actuary’s draft report on November 23, 2005. Specifically, during the third quarter of 2005, further detailed internal analysis was conducted by management to re-evaluate the probability that the Company would be successful in the Independent Actuarial process. All areas where there was a potential that WSIC’s SNRA submission may have been accepted over the Company’s were examined, effectively estimating a reasonable worst-case scenario outcome from the Company’s point of view. This was compared to the midpoint of the difference between the two submissions. Management continued to believe the Company would be successful in the process.

There were many individual differences between the Independent Actuary’s calculation of the Seasoned Net Reserve Amount (“SNRA”) and that of the Company attributable to different judgment calls, different actuarial methodologies and sources of data. These related primarily to the following five areas:

(i)                The Independent Actuary made downwards and upwards adjustments to the Company’s established case reserves and then used the revised reserves as source data for his actuarial analysis and the related calculation of the resultant IBNR. The Company’s established case reserves previously had been reviewed both internally and by independent claims analysts (which were outside legal counsel in most instances).

(ii)               The Independent Actuary selected projection methodologies different than the Company’s. Most significantly the Independent Actuary’s weighting of paid loss projection versus incurred loss projection was different from the Company’s which gave rise to differing conclusions regarding future loss development. The Company continues to believe that its methodology, which was adopted by in-house actuaries and reviewed by both outside actuaries and included in the financial statements audited by the Company’s outside auditors, is appropriate and has not changed its loss projections based on the Independent Actuary’s report. The methodology used by the Company’s actuaries for these reserves is consistent with that used by the Company’s actuaries for similar risks written in other business units of the Company.

(iii)              The Independent Actuary adopted a methodology different from that of the Company to estimate the application of reinsurance treaties against loss reserves across underwriting years and types of business.

(iv)              The conversion into U.S. dollars of the underlying reserve development in local currency between July 2001 and June 2004 also generated a difference. The impact of the decrease in the value of the U.S. dollar on the Independent Actuary’s lower levels of local currency adverse development was to increase the difference between XL and the Independent Actuary in U.S. dollars. This was an issue peculiar to the interpretation of the SPA and does not affect the conversions of the loss reserves under U.S. GAAP.

(v)               The Independent Actuary made different assumptions than the Company regarding the classification of data used in the actuarial analysis. For example, the Independent Actuary characterized losses as large losses for purposes of separate treatment in his actuarial analysis at a level that was different from the Company. The Company’s loss reserves and actuarial methodologies were reviewed both internally and externally by outside actuaries and included in the financial statements audited by the Company’s outside auditors.

The differences between the Independent Actuary’s and the Company’s evaluations of the factors described above were the result of the application of judgments in, the application of actuarial methodology, assessment of loss on individual claims events and/or interpretation of the provisions of the SPA. Because these factors are interdependent, quantification of a single factor’s individual contribution to the overall difference is not always possible. The quantification of certain reasonably discrete items has been given below. The Company’s loss reserves and actuarial methodologies were reviewed both internally and externally by outside actuaries and claims analysts throughout the seasoning period up to the date of our submission to the Independent Actuary and thereafter. Any adjustments to the underlying carried reserves (both upward and downward) since that date have been the result of new information and have been recorded in the period during which the information became available. In particular during our ongoing assessments of unpaid losses in 2005 it was noted that in certain instances reported experience indicated that the distribution of gross losses to existing reinsurance treaties had developed such that net losses were reduced by approximately $90 million. In addition certain claim settlements and new claim emergence resulted in positive development of approximately $110 million as required by the application of actuarial methodologies on a basis consistent with historical practices. As a result, changes in estimates were recorded as the new information and other developments became available contributing to the net positive development for global risk lines of business during 2005 noted in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. These developments did not change the Company’s assessment of the outcome of the Independent Actuarial process.

The difference between the independent actuary’s conclusion on the Net Premium Receivable Amount (“NPRA”) and that of the Company related almost exclusively to an interpretation of the SPA with respect to the application of certain accruals for premiums payable at the closing of the purchase in 2001. The Company accordingly has not made any adjustment to its current premiums receivable balances.

The losses resulting from the determinations of the Independent Actuary were recorded in the fourth quarter of 2005 as it was at this time that the draft and final reports of the Independent Actuary were released and sufficient new information was available to support recording a loss for uncollectible reinsurance based on the baseball-type arbitration which allowed for only one of two outcomes. At no time before the release of that report did the Company believe that recognition of a loss under FAS 5 was appropriate.

Under FAS 5, paragraph 8, a loss contingency shall be accrued to income if information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact that of the loss. At no time prior to the Company’s receipt of the draft actuarial report did this condition exist.

Critical Accounting Policies and Estimates, page 59

1) Unpaid Losses and Loss Expenses and Unpaid Loss and Loss Expenses …. page 60

2.
We believe your disclosure regarding the estimation of unpaid losses and loss expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe, in order to meet the principal objectives of MD&A, this disclosure should enable the investor to understand: (1) management’s process for establishing the estimate, (2) the reasons for changes in the historical estimate, (3) whether and to what extent management has adjusted their assumption used in the most recent estimate for trends or other factors identified from past experience, and (4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these objectives in mind in drafting your responses to the comments listed below. Please provide the information requested by the following comments, in disclosure-type format, to achieve these objectives.

a.	Because IBNR reserve estimates are more imprecise, please provide the amount of IBNR separately from case reserve for each line of business.

b.
We are aware that there are different methodologies for the short-tail vs. long-tail business. As it appears that you have short-tail and long-tail contracts, please provide a description of the methodology used by tail or by line of business, in addition to your current disclosures. As an alternative, a discussion of methodology by product or by class category could also be presented. In addition, please provide the following:

i.
Please describe your process for calculating the IBNR reserve. It is our understanding that companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

ii.	Please describe the nature and frequency of your procedures for determining management’s best estimate of loss reserves, on both an annual and interim reporting basis.

c.
Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e., represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address, as part of your discussion of the methodology used, how you determine the provision for uncertainty.

In response to the Staff’s comment (2a, 2b and 2c), the Company will include disclosure in Form 10-Q for the quarter ended June 30, 2006 substantially to the effect described below with respect to appropriate periods. The following proposed disclosure represents a proposed excerpt from “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates—Reserves for Losses and Loss Adjustment Expenses.”

Unpaid Losses and Loss Expenses and Unpaid Loss and Loss Expenses Recoverable

As the Company earns premiums for the underwriting risks it assumes, it also establishes an estimate of the expected ultimate losses related to the premium. Loss reserves or unpaid losses and loss expenses are established due to the significant periods of time that may lapse between the occurrence, reporting and settlement of a loss. The process of establishing reserves for unpaid property and casualty claims can be complex and is subject to considerable variability as it requires the use of informed estimates and judgments. These estimates and judgments are based on numerous factors, and may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. Loss reserves include:

a) Case reserves - reserves for reported losses and loss expenses that have not yet been settled and,

b) Losses incurred but not reported (“IBNR”).

At December 31, 2005 and 2004, the Company’s total gross reserves for unpaid losses and loss expenses were $XX.X billion and $XX.X billion, respectively, of which $XX.X billion and $X.X billion related to case reserves for reported claims and $XX.X billion and $XX.X billion were for IBNR reserves, respectively.

Case reserves for the Company’s general operations are established by management based on amounts reported from insureds or ceding companies and consultation with legal counsel, and represent the estimated ultimate cost of events or conditions that have been reported to or specifically identified by the Company. The method of establishing case reserves for reported claims differs among the Company’s operations.

With respect to the Company’s insurance operations, the Company is notified of insured losses and records a case reserve for the estimated amount of the settlement, if any. The estimate reflects the judgment of claims personnel based on general reserving practices, the experience and knowledge of such personnel regarding the nature of the specific claim and, where appropriate, advice of legal counsel. Reserves are also established to provide for the estimated expense of settling claims, including legal and other fees and the general expenses of administering the claims adjustment process. With respect to the Company’s reinsurance general operations, case reserves for reported claims are generally established based on reports received from ceding companies. Additional case reserves may be established by the Company to reflect the estimated ultimate cost of a loss. The uncertainty in the reserving process for reinsurers is due, in part, to the time lags inherent in reporting from the original claimant to the primary insurer to the reinsurer. As a predominantly broker market reinsurer for both excess-of-loss and proportional contracts, the Company is subject to a potential additional time lag in the receipt of information as the primary insurer reports to the broker who in turn reports to the Company. As of December 31, 2005, we did not have any significant back-log related to our processing of assumed reinsurance information.

Since we rely on information regarding paid losses, case reserves and IBNR provided by ceding companies in order to assist us in estimating our liability for unpaid losses and LAE, we maintain certain procedures in order to help determine the completeness and accuracy of such information. Periodically, management assesses the reporting activities of these companies on the basis of qualitative and quantitative criteria. In addition to conferring with ceding companies or brokers on claims matters, our claims personnel conduct periodic audits of specific claims and the overall claims procedures of our ceding companies at their offices. We rely on our ability to effectively monitor the claims handling and claims reserving practices of ceding companies in order to help establish the proper reinsurance premium for reinsurance agreements and to establish proper loss reserves. Disputes with ceding companies have been rare and generally have been resolved through negotiation.

With respect to the Company’s financial products and services operations, financial guaranty claims incurred on policies written on an insurance basis are established consistent with the Company’s insurance operations and financial guaranty claims incurred on policies written on a reinsurance basis are established consistent with the Company’s reinsurance operations.

IBNR reserves represent management’s best estimate, at a given point in time, of the amount in excess of case reserves that is needed for the future settlement and loss adjustment costs associated with claims incurred. It is possible that the ultimate liability may differ materially from these estimates. Because the ultimate amount of unpaid losses and LAE is uncertain, the Company believes that quantitative techniques to estimate these amounts are enhanced by professional and managerial judgment. Management reviews the IBNR estimates produced by the Company’s actuaries and determines its best estimate of the liabilities to record in the Company’s financial statements. The Company considers this single point estimate to be one that has an equal likelihood of developing a redundancy or deficiency as the loss experience matures.

IBNR reserves are estimated by the Company’s actuaries using several standard actuarial methodologies including the loss ratio method, the loss development method, the Bornhuetter-Ferguson (“BF”) method and frequency and severity approaches. IBNR related to a specific event may be based on the Company’s estimated exposure to an industry loss and may include the use of catastrophe modeling software. On a quarterly basis, IBNR reserves are reviewed by the Company’s actuaries, and are adjusted as new information becomes available. Any such adjustments are accounted for as changes in estimates and are reflected in the results of operations in the period in which they are made.

The Company’s actuaries utilize one set of assumptions in determining its single point estimate, which includes actual loss data, loss development factors, loss ratios, reported claim frequency and severity. The actuarial reviews and documentation are completed in accordance with professional actuarial standards appropriate to the jurisdictions where the business is written. The selected assumptions reflect the actuary’s judgment based on historical data and experience combined with in-

formation concerning current underwriting, economic, judicial, regulatory and other influences on ultimate claim settlements.

When estimating IBNR reserves, each of our insurance and reinsurance business units segregate business into exposure classes (over 200 classes are reviewed in total). Within each class, the business is further segregated by either the year in which the contract incepted (“underwriting year”), the year in which the claim occurred (“accident year”), or the year in which the claim is reported (“report year”). The majority of the insurance segment is reviewed on an accident year basis. The majority of the reinsurance segment is reviewed on an underwriting year basis.

Generally, initial actuarial estimates of IBNR reserves not related to a specific event are based on the loss ratio method applied to each class of business. Actual paid losses and case reserves (“reported losses”) are subtracted from expected ultimate losses to determine IBNR reserves. The initial expected ultimate losses involve management judgment and are based on historical information for that class of business; which includes loss ratios, market conditions, underwriting changes, changes in claims emergence, and other factors that may influence expected ultimate losses.

Over time, as a greater number of claims are reported, actuarial estimates of IBNR are based on the BF and loss development techniques. The BF method utilizes actual loss data and the expected patterns of loss emergence, combined with an initial expectation of ultimate losses to determine an estimate of ultimate losses. This method may be appropriate when there is limited actual loss data and a relatively less stable pattern of loss emergence. The chain ladder method utilizes actual loss and expected patterns of loss emergence to determine an estimate of ultimate losses that is independent of the initial expectation of ultimate losses. This method may be appropriate when there is a relatively stable pattern of loss emergence and a relatively larger number of reported claims. Multiple estimates of ultimate losses using a variety of actuarial methods are calculated for many, but not all, of our (200+) classes of business for each year of loss experience. Our actuaries look at each class and determine the most appropriate point estimate based on the characteristics of the particular class and other relevant factors, such as historical ultimate loss ratios, the presence of individual large losses, and known occurrences that have not yet resulted in reported losses. Once our actuaries make their determination of the most appropriate point estimate for each class, this information is aggregated and presented to management for review and approval.

The pattern of loss emergence is determined using actuarial analysis, including judgment, and is based on the historical patterns of the recording of paid and reported losses by the Company, as well as industry information. Information that may cause historical patterns to differ from future patterns is considered and reflected in expected patterns as appropriate. For Property, Marine and Aviation insurance, losses are general reported within 2 to 3 years from the beginning of the accident year. For Casualty insurance, loss emergence patterns can vary from 3 years to over 20 years depending on the type of business. For Other insurance, loss emergence patterns fall between the Property and

Casualty insurance. For reinsurance business, loss reporting lags the corresponding insurance classes by at least one quarter due to the need for loss information to flow from the ceding companies to the Company generally via reinsurance intermediaries. Such lags in loss reporting are reflected in the actuary’s selections of loss reporting patterns used in establishing the Company’s reserves

Such estimates are not precise because, among other things, they are based on predictions of future developments and estimates of future trends in claim severity, claim frequency, and other issues. In the process of estimating IBNR reserves, provisions for economic inflation and changes in the social and legal environment are considered, but involve considerable judgment.

Due to the low frequency and high severity nature of some of the business underwritten by the Company, our reserve estimates are highly dependent on actuarial and management judgment and are therefore uncertain. In property classes, there can be additional uncertainty in loss estimation related to large catastrophe events. With wind events, such as hurricanes, the damage assessment process may take more than a year. The cost of claims is subject to volatility due to supply shortages for construction materials and labor. In the case of earthquakes, the damage assessment process may take several years as buildings are discovered to have structural weaknesses not initially detected. The uncertainty inherent in IBNR reserve estimates is particularly pronounced for casualty coverages, such as excess liability, professional liability coverages, and workers compensation, where information emerges relatively slowly over time.

Loss and loss expenses are charged to income as they are incurred. These charges include loss and loss expense payments and any changes in case and IBNR reserves. During the loss settlement period, additional facts regarding claims are reported. As these additional facts are reported, it may be necessary to increase or decrease the unpaid losses and loss expense reserves. The actual final liability may be significantly different than prior estimates.

As noted above, management reviews the IBNR estimates produced by the Company’s actuaries and determines its best estimate of the liabilities to record in the Company’s financial statements. The Company considers this single point estimate to be one that has an equal likelihood of developing a redundancy or deficiency as the loss experience matures. Management believes that the actuarial methods utilized adequately provide for loss development. Management does not build in a provision for uncertainty outside of the estimates prepared by the Company’s actuaries

The Company’s net unpaid loss and loss expense general and financial reserves broken down by operating segment and line of business at December 31, 2005 and 2004 were as follows:

(U.S. dollars in millions)	2005	2004
Insurance
Reinsurance
Financial products and services
Net unpaid loss and loss expense reserves

Net Unpaid Losses and Loss Expenses as at December 31, 2005
	Case Reserves	IBNR Reserves	Total Reserves
Insurance
Casualty Property Catastrophe Other Property Marine & Aviation Other Total
Reinsurance General
Casualty Property Catastrophe Other Property Marine & Aviation Other Total
Financial Operations
Total

While the proportion of unpaid loss and loss expenses represented by IBNR is sensitive to a number of factors, the most significant ones have historically been accelerating business growth and changes in business mix. Other factors that have affected the ratio in the past include; additions to prior period reserves, catastrophic occurrences, settlement of large claims and changes in claims settlement patterns.

The ratio of IBNR to total reserves has increased in recent years due to the growth of casualty business written over that period. The ratio of IBNR to total reserves is higher for more recent years’ business because these immature years have relatively fewer claims reported and, as a result, a higher proportion of claims reserves are based on experience in respect of incurred but not reported losses. As each prior year of business matures and claims become known, the ratio of IBNR to total reserves will typically decline, all other factors remaining constant. Since the Company has experienced rapid premium volume growth in recent years, the ratio of IBNR to total reserves has increased because the Company’s aggregate exposure has become relatively less mature. Conversely, in a situation of declining premium volume, this ratio will typically decline, all other factors remaining constant. The Company writes insurance and reinsurance business in many different lines. Typically, the ratio of IBNR to total reserves is greater for casualty lines (which are longer-tail in nature) than for property lines due to the policy forms utilized and timing of loss reporting. In recent years, casualty lines have increased as a proportion of the Company’s business when compared to property lines (which are shorter-tail in nature).

IBNR reserves are calculated by the Company’s actuaries using standard actuarial methodologies as discussed above. Prior to the year ended December 31, 2003, the outcomes of the Company’s actuarial reviews, consistent with historical practice, provided either (i) a single point reserve estimate or (ii) a range of reserve estimates from which the Company selected a best estimate. Since the year ended December 31, 2003, the Company adopted a methodology that provided a single point reserve estimate separately for each line of business and also a range of possible outcomes across each single point reserve estimate. This is discussed further below. As a result, reserve ranges disclosed previously are not comparable to the reserve ranges disclosed herein.

The following table shows the recorded estimate and the high and low ends of the range of reserves for each of the lines of business noted above at December 31, 2005:

(U.S. dollars in millions)	Recorded	High	Low
Casualty insurance
Casualty reinsurance
Property catastrophe
Other property
Marine and aviation reinsurance and insurance
Other (1)
Total
Financial Operations
Provision for potential non recoveries
Total
_______________
(1) Other consists of several products, including accident and health, political risk, surety and bonding.

With the exception of the adverse development associated with the unfavorable conclusion of the independent actuarial process, actual development of recorded reserves as of December 31, 2005 during 2004 was within the estimated reserve range.

As shown in the table above and as previously noted, the Company developed a methodology for calculating reserve ranges around its single point reserve estimates for all its lines of business. Similar to VAR (Value At Risk) models commonly used to evaluate risk, the Company modeled a statistical distribution of potential reserve outcomes over a one year run-off period. The Company used the modeled statistical distribution to calculate an 80% confidence interval for the potential reserve outcomes over this one year run-off period. The high and low end points of the ranges set forth in the above table are such that there is a 10% modeled probability that the reserve will develop higher than the high point and a 10% modeled probability that the reserve will develop lower than the low point.

The development of a reserve range models the uncertainty of the claim environment as well as the limited predictive power of past loss data. These uncertainties and limitations are not specific to the Company. The ranges represent an estimate of the range of possible outcomes over a one year development period. A range of possible outcomes should not be confused with a range of best estimates. The range of best estimates will generally be much narrower than the range of possible outcomes as it will reflect reasonable actuarial and management best estimates of the expected reserve.

Reserve volatility was analyzed for each line of business within each of the Reinsurance and Insurance segments’ general operations using the Company’s historical data supplemented by industry data. These ranges were then aggregated to the lines of business shown above taking into account correlation between lines of business based on a study of the Company’s historical data supplemented by industry data. The practical result of the correlation approach to aggregation is that the ranges by line of business disclosed above, are narrower than the sum of the ranges of the individual lines of business. Similarly, the range for the Company’s total reserves in the aggregate, is narrower than the sum of the ranges for the lines of business disclosed above.

The Company is not aware of any generally accepted model to perform the reserve range analysis described above and other models may also be employed to develop ranges.

The Company does not calculate a range for its total net unpaid loss and loss expense reserves as it would not be appropriate to add the ranges for each line of business to obtain a range around the Company’s total reserves, because this would not reflect the diversification effects across the Company’s various lines of business. The diversification effects result from the fact that losses across the Company’s different lines of business are not completely correlated.

The Company writes both “short-tail” and “long-tail” lines of business. “Short-tail” and “long-tail” describe the time between the receipt of the premium from a policy and the final settlement of any loss incurred under such policy. Short-tail lines include property catastrophe, other property and certain marine and aviation lines where, on average, the settlement period may be up to 24 months. Long-tail lines, on the other hand, include the Company’s casualty business in which claims may take up to 30 years to be reported and settled. The increase in the time associated with ultimate settlement of a claim is directly related to an increase in the amount of judgment required to establish loss reserves, especially IBNR reserves.

See further discussion under “- Segments” below for prior year development of loss reserves.

The Company’s three types of reserve exposure with the longest tails are:

(1) high layer excess casualty insurance;

(2) casualty reinsurance; and

(3) discontinued asbestos and long-tail environmental business.

Certain aspects of the Company’s casualty operations complicate the actuarial process for establishing reserves. Certain casualty business written by the Company’s insurance operations is high layer excess casualty business, meaning that the Company’s liability attaches after large deductibles including self insurance or insurance from sources other than the Company. The Company commenced writing this type of business in 1986 and issued policies in forms that were different from traditional policies used by the industry at that time. Initially, there was a lack of industry data available for this type of business. Consequently, the basis for establishing loss reserves by the Company for this type of business was largely judgmental and based upon the Company’s own reported loss experience which was used as basis for determining ultimate losses, and therefore IBNR reserves. Over time, the amount of available historical loss experience data has increased. As a result, the Company has obtained a larger statistical base to assist in establishing reserves for these excess casualty insurance claims.

High layer excess casualty insurance claims typically involve claims relating to (i) a “shock loss” such as an explosion or transportation accident causing severe damage to persons and/or property over a short period of time, (ii) a “non-shock” loss where a large number of claimants are exposed to injurious conditions over a longer period of time, such as exposure to chemicals or pharmaceuticals or (iii) a professional liability loss such as a medical malpractice claim. In each case, these claims are ultimately settled following extensive negotiations and legal proceedings. This process can typically take 5 to 15 years following the date of loss.

Reinsurance operations by their nature add further complications to the reserving process, particularly for casualty business written, in that there is an inherent lag in the timing and reporting of a loss event from an insured or ceding company to the reinsurer. This reporting lag creates an even longer period of time between the policy inception and when a claim is finally settled. As a result, more judgment is required to establish reserves for ultimate claims in the Company’s reinsurance operations.

In the Company’s reinsurance general operations, case reserves for reported claims are generally established based on reports received from ceding companies. Additional case reserves may be established by the Company to reflect the Company’s estimated ultimate cost of a loss.

Casualty reinsurance business involves reserving methods that generally include historical aggregated claim information as reported by ceding companies, combined with the results of claims and underwriting reviews of a sample of the ceding company’s claims and underwriting files. Therefore, the Company does not always receive detailed claim information for this line of business.

Discontinued asbestos and long-tail environment business had been previously written by NAC Re Corp. (now known as XL Reinsurance America Inc.), prior to its acquisition by the Company.

Except for certain workers’ compensation and long-term disability liabilities, the Company does not discount its unpaid losses and loss expenses. The Company utilizes tabular reserving for workers’ compensation and long-term disability unpaid losses that are considered fixed and determinable, and discounts such losses using an interest rate of X% at December 31, 2005 and 2004. For further discussion see the Consolidated Financial Statements.

d.	Please identify and describe those key assumptions that materially affect the estimate of the loss and LAE reserves. In addition, please provide the following:

i.	For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.

ii.
Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve, given the historical changes, current trends observed and/or other factors discussed in i. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

In response to the Staff’s comment 2(d), the Company advised that its reserves do not include an explicit provision for uncertainty or adverse deviation. For each of the classes of business reviewed by the Company’s actuaries, the Company’s management believes that it would not be practical to identify the assumptions and judgments supporting each of the actuarial methodologies. These assumptions are reviewed on a periodic basis. Management believes that the description of the Company’s methodology and the range analysis provided appropriately disclose the nature and extent of reserve variability. The selected assumptions reflect the actuary’s judgment based on historical data and experience combined with information concerning current underwriting, economic, judicial, regulatory and other influences on ultimate claim settlements. These reviews are completed in accordance with professional actuarial standards appropriate to the jurisdictions where the business is written.

e.	Please provide the following about the potential variability in the most recent estimate of your loss reserve:

i.
Specify the objective and subjective criteria used by your actuaries in determining the range estimates disclosed on page 75 and provide the range estimates by tail, product or class category. Include a narrative discussion of the key factors that will result in the actual loss being closer to either of the tails of the range.

ii.
Quantify the point estimates discussed on page 75 and describe the methods and assumptions used to arrive at the point estimates. Explain how the point estimates are used. If your recorded reserves in your financial statements are not the point estimates, describe the process undertaken to generate the recorded reserve from these point estimates, including any specific factors that you considered in arriving at these other amounts and a discussion of why they are considered the “best estimates.”

In response to the Staff’s comment 2(e), the Company advises that it provides range estimates by category on page 61 of the Form 10-K and describes its process of calculating range estimates on page 62 of the Form 10-K. In order to clarify the key factors that will result in the actual loss being closer to either of the tails of the range the Company proposes to include the following disclosure in addition to that noted above in its Form 10-Q for the quarter ended June 30, 2006:

There are factors that would cause reserves to increase or decrease within the context of the range provided. The magnitude of any change in ultimate losses would be determined by the magnitude of any changes to our assumptions or combined impact of changes in assumptions. Factors that would increase reserves include, but are not limited to, increases in claim severity, increases in expected level of reported claims, changes to the regulatory environment which expand the exposure insured by the Company, changes in the litigation environment that increase claim awards, filings or verdicts, unexpected increases in loss inflation, and/or new types of claims being pursued against the Company. Factors that would decrease reserves include, but are not limited to, decreases in claim severity, reductions in the expected level of reported claims, changes to the regulatory environment which contract the exposure insured by the Company, changes in the litigation environment that decrease claim awards, filings or verdicts, and/or unexpected decreases in loss inflation.

The reserves recorded in the Company’s financial statements are the point estimates determined by management. This process is described in detail in response to question 2(b) above.

Reinsurance Operations, page 63

3.
We note that the case reserves for the property reinsurance operations are generally established based on the reports received from ceding companies. If this poses a potential for a higher degree of uncertainty related to your estimate of assumed loss reserves as compared to direct loss reserves, please provide the following information, in disclosure-type format, to help us evaluate the adequacy of your disclosures relating to the risks associated with making estimates and the effects of the uncertainty on financial position and results of operations:

a.
The dollar amount of reserves recorded based on information received from the cedants and the nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;

b.	The time lag from when claims are reported to the cedant to when the cedant reports them to you and whether, how and to what extent this time lag affects your loss reserve estimate;

c.
The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

d.	What process management performs to determine the accuracy and completeness of the information received from the cedants;

e.	How management resolves disputes with cedants and how often disputes occur;

f.
How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transaction and service reinsurance policies, and how that impacts your loss reserving methodology; and

g.	To what extent management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

In response to the Staff’s comment, the Company notes the existing disclosure for Reinsurance Operations from page 63 of the Form 10-K.

The Staff’s comment focuses specifically on property reinsurance. The Company has considered whether the reliance on cedant information for establishing case reserves for property reinsurance similarly results in a higher degree of uncertainty relative to direct loss reserves. While this may be the case for certain property reinsurance vs. property direct reserves, it is not true for most of the Company’s reinsurance business (e.g., property cat reinsurance has more certainty for large hurricane or earthquake events due to the exhaustion of limits).

The Company believes we have addressed this question at least in part in disclosure that begins on page 62 of the Form 10-K with definitions of “short-tail” and “long-tail” lines of business. Short-tail lines include property catastrophe, other property and certain marine and aviation lines where, on average, the settlement period may be up to 24 months. Property reinsurance falls into this category. Thus, although the loss reserves for property reinsurance are based in part on information from ced-

ing companies, the relative speed with which losses are reported and settled within this line of business reduces the potential impact this process may have on the estimated reserves.

The Company proposes adding the following two paragraphs to our existing disclosure (and in addition to that noted above) in its Form 10-Q for the quarter ended June 30, 2006, in order to further clarify the nature of property reinsurance reserving.

As noted above, case reserves for the Company’s reinsurance general operations are generally established based on reports received from ceding companies. Additional case reserves may be established by the Company to reflect the Company’s estimated ultimate cost of a loss. For property reinsurance, case reserves represent approximately X% of the total held loss reserves at December 31, 2005. Approximately X% of the property reinsurance loss reserves at December 31, 2005 relate to the hurricane loss events which occurred in 2005 and 2004. In addition to information received from ceding companies on reported claims, the Company also utilizes information on the pattern of ceding company loss reporting and loss settlements from previous catastrophic events in order to estimate the Company’s ultimate liability related to these hurricane loss events. Commercial catastrophe model analyses and zonal aggregate exposures are utilized to assess potential client loss before and after an event. Initial cedant loss reports are generally obtained shortly after a catastrophic event, with subsequent updates received as new information becomes available. The Company actively requests loss updates from cedants periodically for the first year following an event. The Company’s claim settlement processes also incorporate an update to the total loss reserve at the time a claim payment is made to a ceding company.

While the reliance on loss reports from ceding companies may increase the level of uncertainty associated with the estimation of total loss reserves for property reinsurance relative to direct property insurance, there are several factors which serve to reduce the uncertainty in loss reserve estimates for property reinsurance. First, for large events such as Katrina aggregate limits in property catastrophe reinsurance contracts are generally fully exhausted by the loss reserve estimates. Second, as a reinsurer, we have access to information from a broad cross section of the insurance industry. The Company utilizes such information in order to perform consistency checks on the data provided by ceding companies and is able to identify trends in loss reporting and settlement activity and incorporate such information in its estimate of IBNR reserves. Finally, the Company also supplements the loss information received from cedants with loss estimates developed by market share techniques and/or from third party catastrophe models applied to exposure data supplied by cedants.

9) Reinsurance Premium Estimates, page 69

4.
We believe your disclosure here may be improved to better explain the judgments and uncertainties surrounding your reinsurance premium estimates and the potential impact on your financial statements. Please provide us, in a disclosure-type format, the following information for each line of your business:

a.	Please provide the assumed premium estimate separately for excess of loss and proportional contracts by line of business, including the amount of any estimate for commissions and related expenses and the amount included in premium receivable related to the estimate.

b.	Discuss the key assumptions used to arrive at management’s best estimate of the reinsurance premium and what specific factors led management to believe this amount is the most realistic.

In response to the Staff’s comment the Company will include disclosure in its Form 10-Q for the quarter ended June 30, 2006 substantially to the effect described below with respect to appropriate periods. The following proposed disclosure represents a proposed excerpt from “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates—Reinsurance premiums estimates.”

Reinsurance Premium Estimates

The Company writes business on both an excess of loss and proportional basis. In the case of excess of loss contracts, the subject written premium is generally outlined within the treaty and the Company receives a minimum and/or deposit premium on a quarterly basis which is normally followed by an adjustment premium based on the ultimate subject premium for the contract. The Company estimates the premium written on the basis of the expected subject premium and regularly reviews this against actual quarterly statements to revise the estimate based on the information provided by the cedent.

On proportional contracts, written premiums are estimated to expected ultimate premiums based on information provided by the ceding companies. An estimate of premium is recorded at the inception of the contract. The ceding company’s premium estimate may be adjusted based on their history of providing accurate premium estimates. When the actual premium is reported by the ceding company, normally on a quarterly basis, it may be materially higher or lower than the estimate. Adjustments arising from the reporting of actual premium by the ceding companies are recorded in the period in which they are determined.

Written premiums on excess of loss contracts are earned in accordance with the loss occurring period defined within the treaty, normally 12 months following inception of the contract. Written premiums on proportional contracts are earned over the risk periods of the underlying policies issued and renewed, normally 24 months. For both excess of loss and proportional contracts, the earned premium is recognized ratably over the earning period, namely 12 - 24 months. The portion of the premium related to the unexpired portion of the policy at the end of any reporting period is reflected in unearned premiums.

Reinstatement premiums are recognized at the time a loss event occurs where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms and are fully earned when recognized. Accrual of reinstatement premiums is based on the Company's estimate of loss and loss adjustment expense reserves, which involves management judgment as described below.

Reinsurance operations by their nature add further complications in that generally the ultimate premium due under a specific contract will not be known at the time the contract is entered into. As a result, more judgment and ongoing monitoring is required to establish premiums written and earned in the Company's reinsurance operations.

The amount of proportional and excess of loss reinsurance premium and acquisition expenses recognized by the Company’s reinsurance general operations for each line of business for the years ended December 31, 2005 and 2004 was as follows:

The amount premiums receivable related to reinsurance operation amounted to $X.X billion as at December 31, 2005.

A significant portion of amounts included as premiums receivable, which represent estimated premiums written, net of commissions, are not currently due based on the terms of the underlying contracts. Management reviews the premiums receivable balance at least quarterly and provides a provision for amounts deemed to be uncollectible. The Company recorded a provision for uncollectible premiums receivable at December 31, 2005 and 2004 of $XX and $XX, respectively.

Item 8. Financial Statements and Supplementary Data, page 109

Notes to the Consolidated Financial Statements, page 115

2. Significant Accounting Policies, page 115

(f) Derivative Instruments and Weather Derivatives Contracts, page 117

Investment Related Derivatives, page 118

5.
Please provide us the disclosures contemplated by SEC SAB Topic 11M about SFAS 155, which was issued in February 2006. In so doing, please address whether you will: (a) continue to bifurcate the derivatives embedded in your modified coinsurance and funds withheld reinsurance agreements or (b) make the fair value election for hybrid financial instruments that otherwise would require bifurcation. In this regard, please refer to paragraph 16 of SFAS 133 and SFAS 133 Implementation Issue B36, as amended by paragraph 4(c) and B5, respectively, of SFAS 155.

In response to the Staff’s comment, the Company notes the following disclosures regarding SAB Topic 11M about FAS 155 included in the Company’s March 31, 2006 Form 10-Q:

In February 2006, the FASB issued FAS 155, Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140. This standard permits fair value re-measurement of an entire hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; narrows the scope exemption applicable to interest-only strips and principal-only strips from FAS 133, and clarifies that only the simplest separations of interest payments and principal payments qualify as not being subject to the requirements of FAS 133; establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends FAS140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is intended to require more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for hybrid financial instruments. This statement is effective for all financial instruments acquired or issued after January 1, 2007 and is not expected to have a material impact on the Company’s financial condition or results of operations.

The Company will include a statement in its Form 10Q for the quarter ended June 30, 2006 to the effect that it intends to bifurcate embedded derivatives, and will not be making the optional fair value election for hybrid instruments within the scope of FAS 155.

16. Variable Interest Entities, page 163

6.	Please provide us the disclosures required by paragraph 24 of FIN 46(R).

The Company believes that the information included in Note 16 to its Consolidated Financial Statements appropriately disclosed the nature of the Company’s general involvement with Variable Interest Entities in accordance with the requirements of FIN 46(R). The Company was not the primary beneficiary of any of these entities. In addition the Company does not believe that any of such interests would be characterized as significant to XL. The Company believes that the significance of the variability absorbed by XL as contemplated in paragraph 24 of FIN 46(R) must be considered in the context of XL Capital’s consolidated financial statements. The Company considers the significance of the its share of the entity's expected losses and expected residual returns in relation to the Company’s consolidated results of operations, whether the Company’s holds a first loss position in the entity, and the rating of its exposure and probability of loss. In its Form 10Q for the quarter ended June 30, 2006, the Company intends to disclose the nature its analysis and conclusions relative to the foregoing.

—————————————————

At the Staff’s request, the Company has acknowledged that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have fully responded to your comments. However, if you have any questions about any of the Company’s responses to your comments or require further explanation, please do not hesitate to contact me at (212) 701-3295 or nnewitz@cahill.com.

Sincerely,

/s/ Noah B. Newitz

Noah B. Newitz

James Rosenberg
Oscar M. Young, Jr.
Keira Ino
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

VIA EDGAR TRANSMISSION

cc:	Jerry de St. Paer Kirstin Gould Simon Rich Robert F. Kuzloski Stephen Robb Kenneth Orce Thorn Rosenthal